EXHIBIT 4.2

DESCRIPTION OF REGISTRANT’S

COMMON STOCK REGISTERED

PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Forrester Research, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): shares of Common Stock, $0.01 par value per share (the “Common Stock”).

Description of Common Stock

The following summary description sets forth some of the general terms and provisions of the Common Stock. Because this is a summary description, it does not contain all of the information that may be important to you. It is subject to and qualified in its entirety by reference to the Company’s Restated Certificate of Incorporation and and Amendments thereto (the “Restated Certificate of Organization”) and the Company’s Amended and Restated Bylaws (the “Bylaws”), each of which is an exhibit to the Annual Report on Form 10-K of which this description is a part.

Authorized Capital Shares

The authorized capital stock of the Company consists of 125,000,000 shares of Common Stock, and 500,000 shares of Preferred Stock, $0.01 per share (the “Preferred Stock”), which may be issued in one or more series. The outstanding shares of our Common Stock are fully paid and nonassessable. The rights, privileges and preferences of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. There are no shares of Preferred Stock currently outstanding.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders of the Company, including the election of directors. Holders of Common Stock do not have cumulative voting rights. The Company has a declassified Board of Directors and the Restated Certificate of Incorporation provides for one-year terms for each director. All nominees will stand for election or re-election at each annual meeting of stockholders of the Company. Accordingly, a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock may not act by unanimous written consent in lieu of a meeting.

Dividend Rights

Subject to the preferential rights of holders of Preferred Stock outstanding, if any, the holders of Common Stock are entitled to receive dividends, if any, when and as declared from time to time by the Board of Directors of the Company in its discretion, out of assets legally available for the payment of dividends.

Liquidation Rights

Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock.

Other Rights and Preferences

The Common Stock is not redeemable or exchangeable, is not subject to sinking fund provisions, does not have any conversion rights and is not subject to call. Holders of Common Stock have no preemptive rights to maintain their percentage of ownership in future offerings or sales of stock of the Company.

Listing

The Common Stock is traded on The Nasdaq Global Select Market under the trading symbol “FORR.”

Preferred Stock

The Board of Directors of the Company is authorized, subject to certain limitations prescribed by law, without further approval of the holders of Common Stock, to issue from time to time up to an aggregate of 500,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company and may adversely affect the market price of the Common Stock and the voting and other rights of the holders of Common Stock.

Delaware Law

Section 203 of the General Corporation Law of Delaware prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder", other than an "interested stockholder" who is an "interested stockholder" at the time the corporation becomes subject to Section 203, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales, and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. The Restated Certificate of Organization provides that the Company will not be subject to the provisions of Section 203.